UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 1Q2020 OPERATIONAL RESULTS

Moscow, Russia – 26 May 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 1Q2020 operational results.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on 1Q2020 operational results.

“Mechel is on the federal list of Russia’s key systemic companies because our facilities’ uninterrupted operations is critically important to maintain stability in the regions where the Group is present as well as the country’s economy as a whole. As such, our work continues during the new coronavirus pandemic. All recommended safety measures are in force at our production sites, while most of our office staff is working from home.

“Today we can safely say that the spread of COVID-19 in 1Q2020 had no significant impact on our production and sales. In the mining division that was largely due to our proactive work on extending annual contracts with our Asian customers throughout 2019. We also shifted supply schedules for long-term contracts and redistributed sales geography for certain products where needed. We shipped off volumes planned for 1Q2020 through our sales network. We expect that sales performance targets for the second quarter will also be met. For several accounting periods, prices have maintained fairly high volatility. At the same time, in May we have noted a trend for stronger global prices for our key product — coking coal concentrate — which we consider a positive market factor.

“Despite the pandemic, the steel division’s sales remained stable in 1Q2020. We foresee a negative impact on sales in 2Q2020. April-May is the traditional time for a spike in demand from construction and steel sales companies, but with ubiquitous restrictive measures in place, we have seen no expected sales increase in early second quarter.

“The overall mining volumes (-4%) went down in 1Q2020 due to a temporary halt in mining at Neryungrinsky Open Pit in January introduced to decrease coal stocks that have accumulated due to conventions concerning ports Posiet and Vanino.

“Coking coal concentrate sales to third parties went up by 5% primarily due to increased shipments to Japan (+51% quarter-on-quarter) in order to fulfill the company’s long-term contract obligations. Overall coking coal concentrate sales went down by 8% as Mechel’s Chelyabinsk facilities had less need for raw materials.

“In 1Q2020, Southern Kuzbass Coal Company increased output of both anthracite and PCI. As a result, we increased anthracite sales by 14%, with sales to third parties up by 20%, largely due to increased exports to Asia. PCI sales went down by 8% due to accumulation of a large cargo shipment at Ust-Luga port by early 4Q2019, which was then shipped to European clients.

“Thermal coal sales to third parties remained at the previous quarter’s level. We partially redirected sales from Asia (China and Vietnam) to the domestic market due to a more favorable market situation.

“The 10-percent decrease in iron ore concentrate sales quarter-on-quarter was due to technical difficulties with processing Korshunov Mining Plant’s ore, as much of it came with extra humidity. This problem was resolved in this accounting period.

“The increase in intra-Group demand for coke had an impact on coke sales to third parties (-20% quarter-on-quarter). Following market trends, we redirected coke sales from Asia Pacific to Turkey and Serbia.

“In this accounting period we increased output of pig iron and steel by 10% and 2% accordingly following completion of expansive repairs at Chelyabinsk Metallurgical Plant’s blast-furnace and oxygen converter workshops.

“Sales of long rolls went up overall by 5% quarter-on-quarter, with priority given to manufacturing and sales of high-margin products. Thus, sales of Chelyabinsk Metallurgical Plant’s rails went up by 34% (doubling sales to Russian Railways), sales of Chelyabinsk Metallurgical Plant’s sections — by 3%, while sales of long rolls made of Izhstal’s stainless steel increased by 12%.

“Sales of rolled flats went up by 11% quarter-on-quarter. With stainless steel flats the increase was 38% due to Mechel’s consistent strategy of increasing the company’s share in this high-margin product segment.

“The 6-percent increase in hardware sales quarter-on-quarter was due to a spike in sales of Mechel Nemunas’s wire, as well as expanding sales of Beloretsk Metallurgical Plant’s wire ropes through Mechel Service’s network.

“The 51-percent spike in sales of forged longs quarter-on-quarter was due to both stable demand in Europe as well as the slump in Chinese supplies to the European market due to quarantine measures in that country. The minor slump in stampings sales (-2%) was due to a weaker demand for railroad axles on the domestic market.

“The 19-percent slump in ferrosilicon sales quarter-on-quarter was due to our forming a major export batch for our Asian partners, which was shipped after this accounting period’s end. At the same time we increased ferrosilicon sales on the domestic market as some of our ferrosilicon was freed for sale by decreased needs at Chelyabinsk Metallurgical Plant, which conducted an expansive repair program mentioned earlier.

“Electricity generation in 1Q2020 generally remained the same quarter-on-quarter and year-on-year. The 7-percent increase in heat production quarter-on-quarter was due to lower temperatures in this accounting period.”

Production and sales for 2019

Production:

Product Name	1Q2020, thousand tonnes	1Q2019, thousand tonnes	%	1Q2020, thousand tonnes	4Q2019, thousand tonnes	%
Run-of-Mine Coal	5,188	3,520	+47	5,188	5,420	-4

Pig Iron	872	870	0	872	796	+10

Steel	876	930	-6	876	860	+2
Electric power generation (thousand kWh)	884,354	897,722	-1	884,354	899,197	-2
Heat power generation (Gcal)	1,836,563	2,020,629	-9	1,836,563	1,719,460	+7

Sales:

Product Name	1Q2020, thousand tonnes	1Q2019, thousand tonnes	%	1Q2020, thousand tonnes	4Q2019, thousand tonnes	%
Coking coal concentrate	1,684	1,697	-1	1,684	1,830	-8

Including coking coal concentrate supplied to third parties	1,048	1,023	+2	1,048	994	+5

PCI	445	261	+71	445	482	-8

Including PCI supplied to third parties	445	261	+71	445	482	-8

Anthracites	268	158	+69	268	235	+14

Including anthracites supplied to third parties	212	130	+63	212	177	+20

Thermal coal	1,212	1,333	-9	1,212	1,174	+3

Including thermal coal supplied to third parties	947	1,187	-20	947	950	0

Iron ore concentrate	572	612	-7	572	636	-10
Including iron ore concentrate supplied to third parties	7	149	-95	7	12	-43
Coke	623	652	-4	623	615	+1

Including coke supplied to third parties	198	231	-14	198	248	-20

Ferrosilicon	13	17	-25	13	15	-19

Long rolls	648	606	+7	648	618	+5

Flat rolls	124	115	+7	124	112	+11

Hardware	133	142	-6	133	126	+6

Forgings	12	12	+6	12	8	+51

Stampings	23	29	-22	23	23	-2

Universal rolling mill:

	1Q2020, thousand tonnes	1Q2019, thousand tonnes	%	1Q2020, thousand tonnes	4Q2019, thousand tonnes	%
Sales of rails	116	31	+276	116	87	+34
Sales of sections	76	73	+3	76	74	+3

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: May 26, 2020